AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600
www.avino.com

shares@avino.com

July 9, 2004

NEWS RELEASE

The company wishes to clarify the circumstances surrounding the recent Cease Trade Order issued by the B.C. Securities Commission. The company filed its financial statements late resulting in the issuance of the Cease Trade Order. The Cease Trade Order has since been lifted following the filing of the financial statements. The TSX Venture Exchange is now completing its review which, when completed, will result in the company’s shares being reinstated for trading.

To facilitate the Exchange’s review, the company has filed confirmation from its transfer agent, Pacific Corporate Trust Company, that all its accounts are and have been in good standing.. The company has also filed Certificates of No Default issued by each of the
B.C. and Alberta Securities Commissions confirming that its filing are up to date.

The Company expects the review to be completed and the shares reinstated for trading next week.

We apologize to all our shareholders for the inconvenience this has caused. We have taken appropriate action to ensure all financial statements are in the future completed on time.

On Behalf of the Board;

“David Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.